SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2011

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

2 Eastbourne Terrace	Level 33, 120 Collins Street
London, W2 6LG, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBITS

99.1	6 April 2011	Update in Rio Tinto bid for Riversdale

99.2	7 April 2011	Rio Tinto to invest in feasibility study for Bingham Canyon Mine

99.3	8 April 2011	Rio Tinto to control Riversdale

99.4	13 April 2011	First quarter 2011 operations review

99.5	18 April 2011	Standard and Poor’s lifts Rio Tinto credit rating

99.6	22 April 2011	Rio Tinto and Government of Guinea sign new agreement for Simandou project

99.7	29 April 2011	Rio Tinto to control Riversdale Board

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc (Registrant)		Rio Tinto Limited (Registrant)

By	/s/ Ben Mathews Name Ben Mathews	By	/s/ Ben Mathews Name Ben Mathews
	Title Secretary		Title Assistant Secretary

Date 4 May 2011		4 May 2011